UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

8/F, Cheong Tai Factory Building

16 Tai Yau Street

San Po Kong, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Convertible Promissory Note

On May 23, 2025, the Company issued convertible promissory notes (the “Note”) to Unit Meta AI Tech Limited, a company incorporated in Hong Kong, and Gallant Witness Limited, a company incorporated in the British Virgin Islands, both being independent third parties of the Company and are not related, in the principal amount of US$37 million and US$37 million, respectively, in a transaction exempted from registration under the Securities Act of 1933, as amended (the “Transaction”).

Pursuant to the Note, the maturity date is 60 months from the original issuance date of the Note. Interest shall accrue on the unpaid principal balance of the Note at the rate of 6% per annum from the date of the Note until the Note is paid in full.

At any time after the one-year anniversary of the original issuance date, the Note shall be convertible (in whole or in part) at the option of the holder into such number of fully paid and non-assessable Ordinary Shares in the following formula: conversion shares equals to dividing (i) portion of the outstanding principal and any accrued and unpaid interest thereon that the holder elects to convert; by (ii) the conversion price (the “Conversion Price”) then in effect on the date on which the holder delivers a notice of conversion to the issuer. The Conversion Price shall be US$3.24, subject to adjustment provided in the Note, such as share subdivision, combination, reclassification, exchange or substitution.

The Company will use the net proceeds from the offering of the Notes for working capital and general corporate purposes.

The foregoing descriptions of the Note are summaries of the material terms of such agreement, do not purport to be complete and are qualified in its entirety by reference to the Note, which is attached hereto as Exhibit 99.1 and 99.2.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Form of Convertible Promissory Note issued by the Company to Unit Meta AI Tech Limited
99.2	Form of Convertible Promissory Note issued by the Company to Gallant Witness Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: May 23, 2025	By:	/s/ Chi Ming Lam
	Name:	Chi Ming Lam
	Title:	Chairman of the Board and Chief Executive Officer

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